ULTRAPETROL (Bahamas) Ltd.

Third Quarter 2014

Earnings Call Presentation

November 13, 2014

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2013
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
Summary Overview – Key Figures

($000's)	Nine months ended September 30, 2014	Nine months ended September 30, 2013	% Change	3Q 14	3Q 13	% Change
Revenues	$285,080	$312,262	-9%	$99,358	$112,586	-12%
Adjusted EBITDA [1]	58,724	$82,102	-28%	13,730	$30,211	-54%
Net (loss) income as reported	($16,580)	$14,631		($14,593)	$6,999	
EPS as reported (In $ per share)	($0.12)	$0.10		($0.10)	$0.05	
Adjustments to Net income (loss) as reported						
Yard EBITDA from Touax barge sale	(297)	1,599		(99)	(99)	-
Income tax loss (gain) on Exchange Variance [2]	108	(1,124)		(444)	(250)	78%
Extinguishment of Debt one time event	-	5,518		-	1,733	
SPA closing termination payments	5,659	-		5,659	-	
Adjusted net (loss) income	($11,110)	$20,624		($9,477)	$8,383	
Adjusted EPS (In $ per share)	($0.08)	$0.15		($0.07)	$0.06	

- **On September 3, 2014 the SPA with respect to the sale of shares of the Company between the major shareholders of the Company was closed and Southern Cross' interest in the Company increased from 67% to 85%.**
- **Mr. Damian Scokin joined on November 10, 2014 as the Company's new CEO.**
- **Revenues (in the quarter) decreased $13.2 million (or 12%) negatively impacted by less tons transported in the River and no third party activities from the shipyard partially offset by the Offshore performance.**
- **Consequently, adjusted EBITDA (in the quarter) decreased $16.4 million. When comparing the quarters the following two factors must be taken into consideration: $2.3 million correspond to extraordinary foreign exchange rate net effect and $3.8 million relate to the construction of barges for our own fleet in our shipyard as opposed to third party sales during 3Q 13.**

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
Adjusted EBITDA by segment - 3Q 2014 vs. 3Q 2013

Adjusted EBITDA per segment *($000's)*	3Q 14	3Q 13	Difference	% Change
River Business	(4)	11,421	(11,425)	
Offshore Supply Business	13,320	12,651	669	5%
Ocean Business	2,152	659	1,493	226%
Total Segment Adjusted EBITDA	**$15,468**	**$24,731**	**($9,263)**	**-37%**
Items not included in Segment Adjusted				
Financial income	31	2	29	1450%
Foreign currency exchange (losses) gains, net	(1,769)	5,478	(7,247)	
Adjusted Consolidated EBITDA	$13,730	$30,211	($16,481)	-55%

- **Shipyard only produced barges for our own fleet during 3Q 14 as opposed to same period of 2013 which enjoyed substantial barge-building for third parties (10 barges sold).**
- **River Business results reflect the lower pushboat availability period on period; during 3Q 14 we operated an average of 20% less pushboats than required as compared to only 6% average pushboat shortfall during the same period of 2013.**
- **Offshore Supply Business performed as expected with 14 vessels in operation in 3Q 14 as compared to 10 in the same period of 2013. However the contribution was mostly offset by $1.4 million related to a one-time item positively affecting 3Q 13 (arbitration *UP Topazio*) and $1.2 million related to the positioning costs of our *UP Agate*, *UP Coral* and *UP Opal*.**
- **Ocean Business showing a higher Adjusted EBITDA by $1.5 million mainly as a result of contract renewals on our Product Tankers fleet compounded by operating cost savings in Dollar terms and a reduction in certain voyage expenses of the Container feeder vessels.**

The Company expects its full year 2014 Adjusted EBITDA to be between $66 and $74 million


$58.7
$66.0
$74.0
9 month 2014 Adjusted EBITDA
FY 2014 (P)
low end of range
FY 2014 (P)
upper end of range

Disclaimer: This guidance represents an estimate subject to risks and uncertainties (some of which are beyond the Company's control). Actual FY 2014 Adjusted EBITDA may differ materially from this estimate. Please refer to slide 2 of this presentation for further disclosure on forward looking statements

River Business
Outlook for 2015

Paraguay Seeded Area & Production [1]



USDA estimate for 2015 crop
2004-2014 CAGR: 7.6% || 2005-2015 CAGR: 7.3%
Million Has & Tons
Seeded Area
Production
0
1
2
3
4
5
6
7
8
9
1.4
3.5
1.4
3.5
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
6.5
2.9
7.1
3.0
4.0
3.2
8.2
3.1
8.1
3.1
8.2
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015 (P)

(1) Source: USDA Foreign Agricultural Service – Updated November 10, 2014

River Business
Punta Alvear Shipyard future opportunities...

Tank Barge Attrition



Attrition 52%
263
105
12
146
127
2013 Hidrovia Tank Fleet
Less than 20 years
More than 20 years
More than 30 years
5-year projection (1) (2)

- **According to new legislation in Paraguay in principle, as of January 1, 2015, only double hull tank barges will be able to operate in the river**
- **Tank barge attrition in the forthcoming years will require substantial capacity replacement in the Hidrovia**
- **Shipyard has the capacity of producing approximately 2 jumbo dry barges per week and approximately 3 jumbo tank barges per month**
- **Increasing our ability to generate incremental EBITDA through sales to third party operators**

(1) Source: Industry sources and Company data. Measured in Mississippi equivalent barges
(2) Attrition is based on the assumption that barges are scrapped once they reach the end of their useful life. These figures are estimations of how the Hidrovia's fleet size will progress in the future if no additional units are placed into service.
Note: Estimates are subject to risks and uncertainties. Actual progression of number of barges in the future may vary materially.

Offshore Supply Business
Long-Term Contractual Employments

	Old / Current Contract		New Contract	
On-the-Water Fleet	Rate	Expiration	Duration	Rate
UP Rubi	$ 35,380	May-18		
UP Pearl	$ 32,950	Nov-17		
UP Amber	$ 32,950	Jul-17		
UP Esmeralda	$ 31,950	Jul-17		
UP Topazio	$ 35,380	Jun-17		
UP Diamante	$ 35,380	May-17		
UP Agua-Marinha	$ 35,380	May-17		
UP Jade	$ 33,000	Aug-16		
UP Turquoise	$ 30,350	Mar-15		
UP Safira	$ 30,000	Sep-18		
UP Jasper [1]	$ 20,071[2]			
Newly acquired Chinese PSVs				
UP Agate			New	
UP Coral			New	$ 87,000[4]
UP Opal			New	$ 31,000



Contract with less than one year
Long-term contract
Tendered - awaiting formal award
4Q 2014
2015
2016
2017
2018
2019
2020
2021
(3)

We estimate that our *UP Coral*, operating as an RSV, will generate an EBITDA of approximately $10.0 million per year as opposed to $5.0 million of our proforma average PSV. On this basis, a fleet of 13 vessels operating as PSVs and one operating as RSV on an annualized basis would generate $75.0 million EBITDA per year

(1) Operating spot in UK North Sea on short-term employment; (2) Calculated basis actual revenues YTD September 2014, divided by actual operating days for that period; (3) awaiting formal award / board approval by Petrobras; (4) This time charter includes the portion of our joint venture partner

Estimate subject to risk and uncertainties (some of which are beyond the Company's control). Actual impact of additional PSVs may differ materially.

Consolidated Proforma Adjusted EBITDA


Consolidated Proforma Adjusted EBITDA Run Rate
(In $ millions)
$45.0
$75.0
$11.3
$131.3
River Business Proforma
Offshore Supply Business Proforma
Ocean Business Proforma
Total

Consolidated Proforma of $131.3 million

Ultrapetrol
Balance Sheet

($000's)	At September 30, 2014 (Unaudited)	At December 31, 2013	% Change
ASSETS			
Cash & Cash Equivalents	$50,070	$72,625	-31%
Accounts Receivables	48,900	47,836	2%
Other Current Assets	50,675	75,243	-33%
Vessels and Equipment, Net	728,031	715,431	2%
Non-current Other Receivables	27,348	28,640	-5%
Non-current Restricted Cash	1,472	1,463	1%
Other Non-current Assets	41,341	38,773	7%
TOTAL ASSETS	$947,837	$980,011	-3%
LIABILITIES			
Accounts Payable	29,510	28,923	2%
Accrued Interest	7,064	1,652	328%
Current Portion of Long-term Financial Debt	32,253	32,253	0%
Other Current Liabilities	26,493	28,560	-7%
Long-term Financial Debt	444,238	466,144	-5%
Deferred Income Tax Liability	13,346	12,248	9%
Non-current Other Payables	3,845	4,670	-18%
UPB Shareholder's Equity	391,088	405,561	-4%
TOTAL LIABILITIES	$947,837	$980,011	-3%

Ultrapetrol
Debt Repayment Schedule

- Balanced yearly principal repayments in the medium term

- All of our long term loans are conservatively structured with loan to value ratios that match current vessel market values

Yearly Capital Repayments as of September 30, 2014


Principal Repayments (In $ millions)
250.0
200.0
150.0
100.0
50.0
0.0
10.4
32.3
53.7
68.3
36.2
18.7
22.6
233.4
4Q 2014
2015
2016
2017
2018
2019
2020
2021+
$225.0 Senior Notes due 2021

Thank You

Q & A

Appendix

Appendix
River Business - 3Q 2014 vs. 3Q 2013

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Nine months ended September 30, 2014	Nine months ended September 30, 2013	% Change	3Q 14	3Q 13	% Change
Gross Tons Loaded	2,572,067	3,589,125	-28%	870,695	1,309,245	-33%
Net Tons Transported	2,446,425	3,408,986	-28%	913,846	1,225,555	-25%
Revenues	141,993	191,247	-26%	48,698	68,716	-29%
Voyage and Manufacturing Expenses	(73,427)	(96,454)	-24%	(24,945)	(34,773)	-28%
Gross Margin	68,566	94,793	-28%	23,753	33,943	-30%
Running Costs	(45,655)	(47,806)	-4%	(17,946)	(17,360)	3%
Administrative and commercial expenses	(17,821)	(14,607)	22%	(8,308)	(5,232)	59%
Other operating income	490	1,417	-65%	92	55	67%
Investment in Affiliates	(681)	(188)	262%	(280)	114	
Yard EBITDA from Touax Sale	(297)	1,599		(99)	(99)	0%
Exchange difference affecting opex	-	3,205		-	-	
SPA closing termination payments	2,784	-		2,784	-	
Segment Adjusted EBITDA	7,386	38,413	-81%	(4)	11,421	

River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear

- **Revenues decreased $20.0 million in 3Q 14 as compared to 3Q 13 from which $13.8 million (or 69%) correspond to our Shipyard as this year´s focus was to supply our own needs rather than selling to third parties (10 barges sold to third parties 3Q 13).**
- **Tons transported decreased in total 300K tons in the period. Approximately 130K tons are directly associated with the Vale transferred capacity (100 barges and 4 pushboats chartered to Vale in 2014) while the balance was mainly driven by operational problems due to a higher number of non-operational pushboats than expected during the period.**

Appendix (cont'd)

Offshore Supply Business - 3Q 2014 vs. 3Q 2013

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Nine months ended September 30,	Nine months ended September 30,	Diff	% Change	3Q 14	3Q 13	Diff	% Change
Revenues	90,075	67,610	22,465	33%	32,997	25,163	7,834	31%
Voyage Expenses	(4,956)	(2,881)	(2,075)	72%	(2,225)	(950)	(1,275)	134%
Running Costs	(38,027)	(29,032)	(8,995)	31%	(14,203)	(10,380)	(3,823)	37%
Administrative and commercial expenses[1]	(11,082)	(7,409)	(3,673)	50%	(5,672)	(2,531)	(3,141)	124%
Other operating income	540	1,401	(861)	-61%	-	1,356	(1,356)	
Net loss (gain) attributable to non-controlling interest in subsidiaries	-	(553)	553		-	-	-	
Other net	32	-	32		2	-	2	
Net (loss) on derivatives	(1)	(218)	217	-100%	1	(7)	8	
SPA closing termination payments	2,420	-	2,420		2,420	-	2,420	
Segment Adjusted EBITDA	39,001	28,918	10,083	35%	13,320	12,651	669	5%

- **In 3Q 14, revenues increased $7.8 million or 31% mainly as a result of 14 vessels into operations vs. 10 vessels for the same period last year**
- **Voyage Expenses increased $1.3 million in 3Q 14 as compared to 3Q 13 mainly attributable to the acquisition costs (i.e. positioning) of our *UP Agate*, *UP Coral* and *UP Opal* in October 2013**
- **Running Costs for 3Q 14 increased $3.8 million due to higher vessels in operation**
- **Other operating income in Q3 13 related to a favorable arbitration settlement of *UP Topazio***

Appendix (cont'd)
Offshore Supply Business – New developments

- *UP Safira* commenced during October its recently awarded four year extension with Petrobras at a rate of $30,000 per day and our *UP Opal* is expected to be positioned to Brazil to commence its new contract.

- Petrobras pre-awarded our *UP Coral* with a six year contract at a time charter rate of $87,000 per day starting 2015. After deducting the portion that corresponds to our JV (Joint Venture) partner (who provides the submarine operations) we expect will provide a substantial improvement over the EBITDA margin of similar vessels in our fleet (approximately $10.0 million per year as opposed to $5.0 million of our proforma average PSV).



- *UP Coral* is being converted into an RSV capable of supporting subsea operations which requires the installation of a specially designed crane and other equipment. The vessel is being employed in the North Sea until such equipment is ready and installed.

- *UP Coral*'s contract could be followed by other similar requirements as Petrobras is expected to increase the demand for subsea support vessels in the next 24 months.

- *UP Opal* will also be positioned to Brazil late 4Q 14 / early 1Q 15.



Appendix (cont'd)
Ocean Business - 3Q 2014 vs. 3Q 2013

FINANCIAL HIGHLIGHTS OCEAN ($000's)	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Diff	% Change	3Q 14	3Q 13	Diff	% Change
Revenues	$53,012	$53,405	($393)	-1%	$17,663	$18,707	($1,044)	-6%
Voyage Expenses	(14,989)	(17,975)	2,986	-17%	(4,938)	(6,173)	1,235	-20%
Running Costs	(25,122)	(28,155)	3,033	-11%	(8,863)	(9,633)	770	-8%
Gross Profit Constribution	12,901	7,275	5,626	77%	3,862	2,901	961	33%
Administrative and commercial expenses(1)	(5,154)	(6,353)	1,199	-19%	(2,160)	(2,283)	123	-5%
Other operating income (expenses)	207	-	207		6	-	6	
Investment in Affiliates	(30)	(21)	(9)		(16)	(4)	(12)	300%
Other net	50	63	(13)	-21%	5	45	(40)	-89%
SPA closing termination payments	455	-	455		455	-	455	
Segment Adjusted EBITDA	8,429	964	7,465	774%	2,152	659	1,493	226%

- **Revenues for 3Q 14 decreased $1.0 mainly attributable to our container feeder service**
- **Voyage Expenses decreased $1.2 million in 3Q 14 as compared to the equivalent period of 2013 mainly as a result of lower fuel consumption and other voyage expenses (as port expenses and terminal handling charges) in our feeder container service while running costs decreased $0.8 million mostly related to a decrease in crew costs in our feeder container services related to the devaluation of the local currency in Argentina.**
- **Under the terms of the share purchase agreement between Sparrow and Hazels for Ultrapetrol's outstanding equity interest held by Hazels completed in September 3, 2014, Sparrow has also provided Hazels with the opportunity to offer to purchase Ultrapetrol's Ocean Business for a price to be determined, subject to terms and conditions including the approval of the independent director of Ultrapetrol. Both parties have engaged with investment banking firms for the valuation of the segment and such valuation is expected by November 17, 2014.**

Appendix (cont'd)
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Nine months ended September 30, 2014	Nine months ended September 30, 2013	% Change	3Q 14	3Q 13
Revenues					
Attributable to River Business	$141,993	$191,247	-26%	$48,698	$68,716
Attributable to Offshore Supply Business	90,075	67,610	33%	32,997	25,163
Attributable to Ocean Business	53,012	53,405	-1%	17,663	18,707
Total revenues	285,080	312,262	-9%	99,358	**112,586**
Voyage expenses					
Attributable to River Business	(73,892)	(96,454)	-23%	(25,410)	(34,773)
Attributable to Offshore Supply Business	(4,956)	(2,881)	72%	(2,225)	(950)
Attributable to Ocean Business	(14,989)	(17,975)	-17%	(4,938)	(6,173)
Total voyage expenses	**(93,837)**	**(117,310)**	-20%	**(32,573)**	**(41,896)**
Running costs					
Attributable to River Business	(45,190)	(47,806)	-5%	(17,481)	(17,360)
Attributable to Offshore Supply Business	(38,027)	(29,032)	31%	(14,203)	(10,380)
Attributable to Ocean Business	(25,122)	(28,155)	-11%	(8,863)	(9,633)
Total running costs	**(108,339)**	**(104,993)**	3%	**(40,547)**	**(37,373)**
Amortization of Dry Dock & Intangible Assets	(5,054)	(2,393)	111%	(2,092)	(937)
Depreciation of Vessels and Equipment	(33,130)	(28,783)	15%	(11,240)	(9,716)
Administrative and commercial expenses	(34,057)	(28,369)	20%	(16,140)	(10,046)
Other operating income	1,237	2,818	-56%	98	1,411
Operating profit (loss)	**$11,900**	**$33,232**	-64%	**($3,136)**	**$14,029**
Attributable to River Business	(14,543)	16,117		(9,497)	5,453
Attributable to Offshore Supply Business	23,963	21,299	13%	6,453	9,663
Attributable to Ocean Business	2,480	(4,184)		(92)	(1,087)
Segment Adjusted EBITDA					
Attributable to River Business	7,386	38,413	-81%	(4)	11,421
Attributable to Offshore Supply Business	39,001	28,918	35%	13,320	12,651
Attributable to Ocean Business	8,429	964	774%	2,152	659
Financial Income	79	89	-11%	31	2
Other financial expense	3,829	13,718	-72%	(1,769)	5,478
Adjusted EBITDA	**$58,724**	**$82,102**	-28%	**$13,730**	**$30,211**

Appendix (cont'd)

Quarter-on-quarter Income Statement

($000's)	Nine months ended September 30, 2014	Nine months ended September 30, 2013	3Q 14	3Q 13
Revenues	$285,080	$312,262	$99,358	$112,586
Voyage Expenses	(93,837)	(117,310)	(32,573)	(41,896)
Running Costs	(108,339)	(104,993)	(40,547)	(37,373)
Depreciation and amortization	(38,184)	(31,176)	(13,332)	(10,653)
Administrative and commercial expenses	(34,057)	(28,369)	(16,140)	(10,046)
Other operating income	1,237	2,818	98	1,411
Operating income (loss)	**11,900**	**33,232**	**(3,136)**	**14,029**
Financial expense and other Financial expenses	(26,594)	(24,640)	(9,379)	(8,410)
Financial loss on extinguisment of debts	-	(5,518)	-	(1,733)
Other Financial expenses	3,829	16,923	(1,769)	5,478
Financial Income	79	89	31	2
Net Gains (Losses) on Derivatives, net	(1)	(218)	1	(7)
Investment in Affiliates	(711)	(209)	(296)	110
Other, net	82	63	7	45
Income Taxes	(5,164)	(4,538)	(52)	(2,515)
Net income (loss) attributable to non-controlling interest in subsidiaries	-	(553)	-	-
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($16,580)**	**$14,631**	**($14,593)**	**$6,999**
EPS (In USD)	($0.12)	$0.10	($0.10)	$0.05
Adjusted EBITDA	**$58,724**	**$82,102**	**$13,730**	**$30,211**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	108	(1,124)	(444)	(250)
Yard EBITDA from Touax Sale	(297)	1,599	(99)	(99)
Extinguishment of debt one time event	-	5,518	-	1,733
SPA closing termination payments	5,659	-	5,659	-
Adjusted net income (loss)	**($11,110)**	**$20,624**	**($9,477)**	**$8,383**
Adjusted EPS (In $)	**($0.08)**	**$0.15**	**($0.07)**	**$0.06**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Appendix (cont'd)

Accumulated Cash Flow and EBITDA reconciliation

($000's)	Nine months ended Sep-14	Nine months ended Sep-13
Total cash flows provided by operating activities	27,144	19,058
Total cash flows (used in) investing activities	(28,950)	(14,719)
Total cash flows (used in) from financing activities	(20,749)	(103,412)
Total cash flows from operating activities	$ 27,144	$ 19,058
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	(12,219)	30,144
Expenditure for dry docking	10,245	6,615
Income Taxes	5,164	4,538
Financial Expenses	26,594	24,640
Allowance for doubtfull accounts	(394)	(1,730)
Net income (loss) attributable to non-controlling interest	-	(553)
Yard EBITDA from Touax Sale	(297)	1,599
SPA closing termination payments	5,682	-
Other adjustments	(3,172)	(2,209)
Adjusted Consolidated EBITDA	**$ 58,747**	**$ 82,102**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
3Q 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Third quarter ended September 30, 2014 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($9,497)	$6,453	($92)	($3,136)
Depreciation and amortization	7,088	4,444	1,800	13,332
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(280)	-	(16)	(296)
Net gains (loss) on derivatives	-	1	-	1
Yard EBITDA from Touax Sale	(99)			(99)
Other net	-	2	5	7
SPA closing termination payments	2,784	2,420	455	5,659
Segment Adjusted EBITDA	**($4)**	**$13,320**	**$2,152**	**$15,468**
Items not included in Segment Adjusted EBITDA				
Financial income				31
Other financial expenses				(1,769)
Adjusted Consolidated EBITDA				**$13,730**

Appendix (cont'd)
3Q 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Third quarter ended September 30, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$5,453	$9,663	($1,087)	$14,029
Depreciation and amortization	5,953	2,995	1,705	10,653
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	114	-	(4)	110
Net gains (loss) on derivatives	-	(7)	-	(7)
Yard EBITDA from Touax Sale	(99)			(99)
Other net	-	-	45	45
Segment Adjusted EBITDA	**$11,421**	**$12,651**	**$659**	**$24,731**
Items not included in Segment Adjusted EBITDA				
Financial income				2
Other financial expenses				5,478
Adjusted Consolidated EBITDA				**$30,211**

Appendix (cont'd)
9m 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Nine months ended September 30, 2014			
	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($14,543)	$23,963	$2,480	$11,900
Depreciation and amortization	20,123	12,587	5,474	38,184
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(681)	-	(30)	(711)
Net (loss) on derivatives	-	(1)	-	(1)
Yard EBITDA from Touax Sale	(297)	-	-	(297)
Other net	-	32	50	82
SPA closing termination payments	2,784	2,420	455	5,659
Segment Adjusted EBITDA	**$7,386**	**$39,001**	**$8,429**	**$54,816**
Items not included in Segment Adjusted EBITDA				
Financial income				79
Other financial income				3,829
Adjusted Consolidated EBITDA				**$58,724**

Appendix (cont'd)
9m 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Nine months ended September 30, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$16,117	$21,299	($4,184)	$33,232
Depreciation and amortization	17,680	8,390	5,106	31,176
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(188)	(553)	(21)	(762)
Net gains (loss) on derivatives	-	(218)	-	(218)
Yard EBITDA from Touax Sale	1,599	-	-	1,599
Reduction in opex	3,205	-	-	3,205
Other net	-	-	63	63
Segment Adjusted EBITDA	**$38,413**	**$28,918**	**$964**	**$68,295**
Items not included in Segment Adjusted EBITDA				
Financial income				89
Other financial expenses				13,718
Adjusted Consolidated EBITDA				**$82,102**